8/6

03029239

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Television Network Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5176 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/13/03

TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

OFFICES OF BAKER & MCKENZIE

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FILE No. 82-5176

July 30, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

AR/S
3-31-03

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Report on Acquisition by the Company of its Own Shares (April 2003 and May 2003)
- Notice of Revaluation Loss of Marketable Securities for the Year ended March 31, 2003 (May 2, 2003)
- Notice of Revision of the Forecast of Dividend for the Business Year ended March 31, 2003 (62nd Business Year) (dated May 21, 2003)
- Notice of Acquisition by the Company of its Own Shares (dated May 21, 2003)
- Brief Announcement of Settlement of Accounts for the Business Year ended March 31, 2003 (Consolidated) (dated May 21, 2003)
- Notice of the 62nd Ordinary General Meeting of Shareholders (dated June 11, 2003)
- Notice of Resolutions of the 62nd Ordinary General Meeting of Shareholders (dated June 27, 2003)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(April 2003)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

<u>REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES</u>
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: April 1, 2003 to April 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: May 2, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

<u>Place at which copies of this Report are made available for public inspection</u>

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of April 30, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)	50,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	25,000		10,275,000,000	
Development of acquisition of its own shares	50.00%		20.55%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of April 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(May 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: May 1, 2003 to May 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: June 2, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of May 31, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		25,000	10,275,000,000	
Development of acquisition of its own shares		50.00%	20.55%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of April 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

(Translation)

May 2, 2003

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. Tel: 03-5500-8163

Notice of Revaluation Loss of Marketable Securities
for the Year Ended March 31, 2003

It is hereby notified that Fuji Television Network, Incorporated (the "Company") is required to account for a revaluation loss of marketable securities by writing down the same, in respect of the "other marketable securities" (as provided for in Article 8, paragraph 21 of the Regulations Concerning the Terms, Forms and Methods of Preparation of Financial Statements) and "shares of subsidiaries and affiliates" held by the Company the market values or real prices of which have decreased substantially in comparison with their book values, as described below:

Description

1. Total revaluation loss of securities as of March 31, 2003 on a (non-consolidated basis):

(A)	Total revaluation loss of securities as of March 31, 2002.	¥9,121 million
(B)	Net assets as of March 31, 2002 (A/B × 100)	¥353,299 million (2.6%)
(C)	Recurring profit for the year ended March 31, 2002 (A/C × 100)	¥43,626 million (20.9%)
(D)	Net income for the year ended March 31, 2002 (A/D × 100)	¥18,575 million (49.1%)

(Note) The accounts of the Company are closed on March 31 of each year.

2. Future outlook

The above revaluation loss will be treated as a special loss for the year ended March 31, 2003. The business results for the year ended March 31, 2003 are currently being compiled. However, at present, the Company does not plan to adjust the forecast of the business results.

- END -

(Translation)

May 21, 2003

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. Tel: 03 (5500) 8163

Notice of Revision of the Forecast of Dividend for the Business Year Ended March 31, 2003 (62nd Business Year)

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on May 21, 2003, adopted a resolution for the revision of the forecast of the year-end dividend per share for the business year ended March 31, 2003, as described below:

Description

1. Reason of the revision of the forecast of the dividend:

The Company forecasts dividends to its shareholders based on comprehensive considerations from medium- and long-range perspectives, including trends in business results, improvement of its management basis and the accumulation of retained earnings necessary for the development of new businesses. Based on the business results for the business year ended March 31, 2003, the Company has revised upward the forecast of the year-end dividend per share, as set forth below:

2. Summary of the revision:

	Interim Dividend per Share	Year-End Dividend per Share	Whole-Year Dividend per Share
Previous forecast (November 21, 2002)	¥600	¥600	¥1,200
Revised forecast	¥600	¥1,150 (including a special dividend of ¥550)	¥1,750
(For reference) Dividend per share for the previous business year	¥450	¥1,300 (including a special dividend of ¥850)	¥1,750

- END -

(Translation)

May 21, 2003

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. Tel: 03 (5500) 8163

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares
pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on May 21, 2003, resolved that the Company would submit a proposition to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan to the 62nd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003, as described below:

Description

1. Reason for the acquisition of its own shares:

To allow management to carry out fiscal policies with agility in response to changing business conditions, the Company intends to acquire its own shares.

2. Details of the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 100,000 shares (Ratio thereof to the total number of issued shares: 9.3%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥50,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the proposition on the "Acquisition by the Company of its Own Shares" at the 62nd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003.

- END -

FILE No. 82-5176

(Excerpt translation)

May 21, 2003

BRIEF ANNOUNCEMENT OF SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2003 (CONSOLIDATED)

Name of listed company:	Fuji Television Network, Incorporated (URL http://www.fujitv.co.jp)
Listing exchange:	Tokyo Stock Exchange
Code number:	4676
Location of head office:	Tokyo
Representative:	Koichi Murakami President and Representative Director
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. Tel. (03) 5500-8888
Date of meeting of the Board of Directors concerning settlement of accounts:	May 21, 2003
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Consolidated business results for the year ended March 31, 2003 (April 1, 2002 through March 31, 2003):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2003	Business year ended March 31, 2002
Net sales	¥429,004 million (- 1.8%)	¥436,902 million (- 0.7%)
Operating income	¥37,268 million (- 18.9%)	¥45,935 million (- 14.9%)
Recurring profit	¥37,744 million (- 15.6%)	¥44,694 million (- 17.2%)
Net income	¥14,816 million (- 14.4%)	¥17,303 million (- 1.7%)
Net income per share (basic):	¥13,617.49	¥16,179.45
Net income per share (diluted):	-	-
Return on equity	4.0%	4.7%
Recurring profit to total capital ratio	7.8%	9.2%
Recurring profit to net sales ratio	8.8%	10.2%

(Notes)

	Business year ended March 31, 2003	Business year ended March 31, 2002
1) Equity in earnings of affiliates:	(-) ¥1,336 million	(-) ¥2,210 million
2) Average number of shares during the period (year) (consolidated):	1,069,108 shares	1,069,468 shares

3) Changes in accounting methods: No

4) The percentages in the items of net sales, operating income, recurring profit and net income indicate the rates of increase or decrease from the financial period of the previous business year.

(2) Consolidated financial condition:

	Business year ended March 31, 2003	Business year ended March 31, 2002
Total assets	¥480,913 million	¥485,594 million
Shareholders' equity	¥367,796 million	¥373,973 million
Ratio of shareholders' equity	76.5%	77.0%
Shareholders' equity per share	¥351,919.49	¥349,681.47

(Note)
Number of issued shares at the end of the period (year) (consolidated):

	1,044,382 shares	1,069,468 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2003	Business year ended March 31, 2002
Cash flows from operating activities	¥33,458 million	¥30,876 million
Cash flows from investing activities	(-) ¥32,245million	(-) ¥25,001 million
Cash flows from financing activities	(-) ¥11,566 million	(-) ¥2,707 million
Cash and cash equivalents at end of the period/year	¥55,377 million	¥65,995 million

(4) Matters relating to the scope of consolidation and the application of equity method:

Number of consolidated subsidiaries:	20 companies
Number of non-consolidated subsidiaries subject to the equity method:	3 companies
Number of affiliated companies subject to the equity method:	11 companies

(5) Situation of changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries:	Included: 0 Excluded: 1
Companies subject to equity method:	Included: 0 Excluded: 0

2. Forecast of consolidated operating results for the business year ending March 31, 2003 (April 1, 2002 through March 31, 2003):

	Interim period	Whole year
Net sales	¥214,000 million	¥430,500 million
Recurring profit	¥15,500 million	¥34,500 million
Net income	¥7,000 million	¥17,000 million

(Reference) Forecast of net income per share (whole year): ¥16,034.20

* The above forecast of consolidated operating results is made based on information available as of the date hereof. The actual results may differ from the above-listed figures due to various factors in the future.

1. STATE OF CORPORATE GROUP

The Fuji Television Network Group conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment. Conducting these businesses are Fuji Television Network, Inc. and Fuji Television's affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun, as well as by the subsidiaries and affiliates of each of these three companies, including Nippon Broadcasting's subsidiary Pony Canyon, Inc.

Fuji Television's own group of companies is made up of Fuji Television, 34 subsidiaries and 40 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law; planning, production, technology and relay operations involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Television Broadcasting Sales of TV broadcasting time and programming	Fuji Television Network, Inc.
Broadcasting-Related Businesses Planning, production, engineering, relay operations, etc. for TV programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Fujisankei Living Service, Inc. FujiTV Flower Center, Co., Ltd.
Other Businesses Movie production, software development, restaurant business, temporary agency services, leasing, sale of fine arts, publishing, etc.	Utsukushigahara Kogen Development, Inc. Japan Executive Center, Inc. Fuji Culture Planning, Inc. Fuji Jinzai Center, Inc. FUJI TLEVISION FUTURE NET, INC. Fujimic, Inc. Fuso Publishing, Inc. Fujisankei California Entertainment, Inc.

2. BUSINESS POLICY

(1) Basic Management Policies of the Company

Amid a difficult economic environment, the broadcasting industry is experiencing unprecedented changes, including the introduction of new services and businesses based on the long-term development of digital technology, as well as mergers and intensified competition stemming from deregulation and globalization. Taking into account the significance of such changes to its operating environment, Fuji Television Network, Inc., has set out the five items listed below as its basic management policies for the medium and long term:

(i) As the nature of broadcasting continues to change, we will strive to create a broadcasting culture that includes new businesses and services.
(ii) We will continue to work toward the development of a "Media Complex" comprising a range of new media delivered via our terrestrial broadcasting platform.
(iii) We will take measures to become a complete "digital content factory," a software production factory that provides appealing high-quality content for the Media Complex.
(iv) We will work to enhance the value of our networks through the digitization of our core terrestrial broadcasting platform.
(v) Finally, we are expanding our broadcasting rights and events businesses to diversify our revenue streams and develop into a broadcasting superpower with operations that encompass television and a range of other businesses.

Keeping in mind its public mission to be the leading company and core media provider in the media industry, Fuji Television is working hard to consolidate the management of its media group. Furthermore, amid protracted economic stagnancy, we plan to redouble our efforts to strengthen competitiveness, foster continued growth, ensure the stability of our operating infrastructure and maximize corporate value.

(2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next year's performance forecast, the need for internal reserves, changes in the value of the Company's stock and other factors.

Regarding internal reserves, we plan to make effective investments to improve the strength of our content and provide sufficient funds to respond to the advent of the digitalization of terrestrial broadcasting. We believe that this will contribute to the payment of shareholder dividends in the future.

(3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the number of individual shareholders and improving the liquidity of the Company's stock.

Fuji Television has resolved to implement a policy reducing the size of the minimum trading lot with a view to maximizing shareholder profits. However, before implementing such a policy, the Company must look at its business performance and the economic climate and cautiously weigh the costs and benefits such a policy will entail. Details concerning the date of implementation and the specific nature of the policies to be implemented have not yet been determined.

(4) Management Goals and Indices

The digitization of broadcasting platforms is facilitating the spread of multimedia and multichannel broadcasts, expanding the operating domains of companies in the telecommunications field and generating unprecedented levels of new competition. In light of these considerations, Fuji Television anticipates major changes in the broadcasting industry and related fields in the years ahead.

In this environment, although setting specific management goals is important, changes in our operating environment make it difficult to evaluate progress toward these goals using fixed management indices. As a result, rather than limiting ourselves to any particular goal, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, although it is difficult to establish specific numerical targets, our principal medium- and long-term goal is to enhance corporate value and expand profits, while aiming to perform at the top of our industry in all of the areas in which performance is measured.

(5) Medium- to Long-Term Management Strategies and Issues to be Addressed

On April 18, 2003, the Company was granted a license to begin preparations for terrestrial digital broadcasting and will commence services in three major Japanese markets - the Kanto, Chukyo, and Kinki regions - in December 2003. To prepare for digital broadcasting, the Company is completing transmission technology facilities and investigating ways to deal with analog frequency fluctuations at some relay stations. Interference will initially limit the broadcast area for digital broadcasting, but we plan to gradually phase in digital services to encompass the entire area currently covered by our analog broadcasts. Advertising these changes, along with popularizing and educating the public about the receivers for the services, is crucial in light of the TV broadcasting company's goal of achieving a complete transition to digital broadcasting by 2011.

Content forms the heart of media. Without strong content, it is impossible to develop media. Strengthening and enhancing the power of our key medium of terrestrial broadcasting with the addition of digital broadcasting is one of our priority management issues. Working with the mindset of a digital content factory, we will continue to raise content creation capabilities groupwide with high-defnition programming and data transmission via digital broadcasting and broadcasting for mobile terminals.

Due to protracted economic stagnation, the advertising market is expected to demonstrate low growth. The Company will endeavor to maintain profits at a level that will support profit sharing and investment in the future through bolstered programming and operations as well as the implementation of appropriate cost-cutting measures.

At the same time, fostering endeavors in new media, including broadcasts via broadcasting satellite (BS) and communication satellite (CS), will diversity our sources of profit. We plan to raise total revenues by focusing on our existing terrestrial broadcasting, thereby engendering continuous growth and realizing higher competitiveness. Efforts to nurture the services into solid sources of profit have resulted in steady growth in the scope of BS services, which have the capacity to reach an audience of four million households. In CS broadcasting, there has been solid growth in the number of subscribers to SkyPerfect TV.

We are striving to construct a broad business base by using our foundation in broadcasting to develop our broadcasting rights and events businesses. Through multilayered business development with broadcasting at its core, we aim to effect ongoing progress in all businesses so that we can continue to earm the trust of our audience and maintain the excellent reputation that we enjoy today.

As a key media and mass communications company, Fuji Television maintains its lifeline functions, such as emergency and disaster announcements, and recognizes its role in society to deliver responsible information and culture-related content. We aim to step up our own awareness of this role, effecting serious responses to our customers' voices, carefully considering our influence on young people, and committing ourselves to prioritizing ethics and responsibility in programming and data collection.

(6) Policies Concerning the Enhancement of Corporate Governance

Global standards in corporate governance are becoming increasingly widespread in Japan, and policies that are in accordance with such standards as well as laws and regulations have also proliferated. Fuji Television recognizes that shareholder sovereignty prioritizes maximizing shareholder profit as a fundamental part of corporate governance, which translates into profits for other stakeholders, including employees and business partners.

Fuji Television employs an auditing system and, in addition to outside directors, has appointed two external auditors. There is no business relationship with regard to human resources, capital or technology between Fuji Television and the companies for which the outside directors or outside auditors serve; however, there are relationships in the area of broadcasting and other businesses. Business transactions with these companies are conducted under the same conditions as business with other companies and are not given any special consideration based on their relationship with Fuji

Television.

Internal administration is carried out by in-house auditors who work in the office of the president and carry out internal audits throughout the year in cooperation with the corporate auditors and independent accounting auditors, based on a yearly plan for internal audits as approved by the president.

(7) Basic Policies Concerning New Subsidiaries and Other Related Parties

Fuji Television's operating domain is distinct from that of its largest shareholder, Nippon Broadcasting System, Inc., which is primarily a radio broadcaster. However, as both companies are core members of the Fujisankei Communications Group, they share a cooperative relationship and take part in various Group events.

3. Operating Results and Financial Position

(1) Operating Results

[Overview of the Business Year Ended March 31, 2003]

During the business year under review, the domestic economy was characterized by signs that exports and production had bottomed out early in 2002, hitting a low in May 2002, and that they were on their way to recovery in July 2002. However, events such as the uncertainty surrounding the U.S. economy, considerable downturn in the stock market, war in Iraq, and spread of severe acute respiratory syndrome (SARS) combined to result in unfavorable circumstances, and a monthly government report in April 2003 indicated that the economic conditions remain unstable.

The market for advertising continued to present a challenge, and although sales of television spots picked up slightly in autumn 2002, total spending on advertising in Japan fell for the second consecutive year in 2002.

Such economic circumstances negatively affected our principal business of television broadcasting, which largely relies on advertising for profits, limiting opportunities for business expansion.

Consolidated net sales by the Group edged down 1.8%, to ¥429,004 million, and operating income, affected by lower revenues, declined 18.9%, to ¥37,268 million. Although losses on investments related to the equity method recovered in the business year under review, recurring profit decreased 15.6%, to ¥37,744 million, and due to devaluation of investment securities that was recorded as an extraordinary loss, net income declined 14.4%, to ¥14,816 million.

Results by Operating Segment

(million yen)

	Net sales			Operating income (loss)		
	Business year ended March 31, 2003	Business year ended March 31, 2002	Change (%)	Business year ended March 31, 2003	Business year ended March 31, 2002	Change (%)
Television broadcasting	333,729	339,965	(1.8)	33,674	42,014	(19.9)
Broadcasting-related business	46,526	48,492	(4.1)	1,600	2,641	(39.4)
Direct marketing	61,504	60,395	1.8	1,815	930	95.1
Other businesses	29,688	29,690	(0.0)	472	356	32.7
Eliminated	(42,443)	(41,641)	-	(294)	(6)	-
Total	429,004	436,902	(1.8)	37,268	45,935	(18.9)

Television Broadcasting

Our television broadcasting business reflects the performance of the entire Company. During the business year under review, we earned high audience ratings for such dramas as *The Smile has left Your Eyes* (*Sora Kara Furu Ichi Oku no Hoshi*) and *From the North Country-2002 Will* (*Kita no Kuni Kara-2002 yuigon*), while variety shows, including *SMAP x SMAP* and *Quiz $ Millionaire*, continued to be big hits, and *Mezamashi Terebi* and *Tokudane!*, along with other informative programming, gained popularity. In addition, the broadcast of the Japan vs. Russia game during the 2002 FIFA World Cup captured the largest audience ratings in the history of commercial television, at 66.1%.

Despite the strong presence of such high-rating programs, the slump in the advertising market pushed broadcasting revenues, our principal source of income, down 2.7%. In non-broadcasting business, our event planning and video and MD rights businesses showed solid growth of 7.6%; however, due to the significant decrease in broadcasting revenues, overall sales totaled ¥333,729 million, down I .8% from the previous business year.

Although selling, general, and administrative expenses fell 1.3%, the higher expenses that stemmed from measures to strengthen programming and the higher costs associated with increased revenues from our video and events businesses nudged overall operating expenses up 0.7%. As a result, operating income dipped 19.9%, to ¥33,674 million.

Broadcasting-related Businesses

Fuji Television's broadcasting-related businesses of program creation, technology, and art are handled by a group of its subsidiaries. As the values of contracts fell, the companies in the group worked to reduce costs and raise outside revenues; however, the cost of sales ratio rose, making a decrease in profits unavoidable. Consequently, sales declined 4.1%, to ¥46,526 million, and operating income dropped 39.4%, to ¥1,600 million.

Direct Marketing

Amid a tough operating environment for the entire retailing industry, the Company's business in direct marketing continued to fight the ongoing uphill battle of the past several years. Thanks to hit products in the areas of beauty and health, the streamlining of catalog creation and distribution expenses that began in the previous business year, and sweeping cost-cutting throughout the business, sales climbed 1.8%, to ¥61,504 million, and operating income skyrocketed 95.1%, to ¥1,815 million.

Other Businesses

While software development company Fujimic, Inc., had a strong performance in the period under review, surpassing the ¥10,000 million mark for the first time, earning higher revenues and higher profits, other companies saw a downturn in revenues, including Fuso Publishing, Inc., which was adversely affected by the slowdown in publishing, resulting in varied performance in this segment. Sales remained at approximately the same level as the previous business year, at ¥29,688 million, and operating income jumped 32.7%, to ¥472 million.

Among equity-method affiliates, while Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) continued to work to surmount a challenging environment, Pony Canyon, Inc., recorded higher revenues and profits centered on its video division. Thus, investment loss on equity-method affiliates dropped 39.5%, to ¥1,336 million.

Outlook for the Business Year Ending March 31, 2004

In December 2003, Fuji Television will roll out terrestrial digital broadcasting in the three major markets of the Kanto, Chukyo and Kinki regions. This will serve to enhance the Company's principal medium, terrestrial broadcasting, as well as enable high-definition programming, data transmission and digital broadcasting to mobile terminals, supporting its quest to raise its content creation capabilities.

Amid the protracted slump in business conditions, in 2002, advertising expenditures in the four major media fell for the second consecutive year ("Advertising Expenditures in Japan," Dentsu Corporation). Advertising expenditures are expected to post 0.4% growth in 2003. However, a look at TV advertising spot sales in April, the beginning of the business year, revealed a contraction in sales due to ongoing difficulty in the operating environment. The Company plans to carry out aggressive business development as well as appropriate cost-cutting measures to deal with such circumstances.

In the business year ending March 31, 2004, net sales are forecast at ¥430,500 million, recurring profit is anticipated to total ¥34,500 million and net income is expected to reach ¥17,000 million. On a non-consolidated basis, forecasts show net sales totaling ¥335,000 million, recurring profit at ¥32,000 million and net income at ¥16,500 million.

(2) Financial Position

Regarding consolidated cash flows, although our principal business of television broadcasting experienced a decrease in revenues and profits, cash flows provided by operating activities rose ¥2,581 million, to ¥33,458 million, due to a fall in payment of income taxes.

Due to an increase in marketable securities held for longer than three months, including commercial paper and bonds, as a fund management strategy, cash flows used in investing activities increased ¥7,243 million, to ¥32,245 million.

A buyback of common stock was the main reason that cash flows used in financing activities rose ¥8,859 million, to ¥11,566 million.

As a result, cash and cash equivalents at the end of the year totaled ¥55,377 million, down ¥10,618 million compared with the previous business year.

Looking ahead to the business year ending March 31, 2004, revenues from television broadcasting are not expected to grow, while the events, film, and video businesses are anticipated to see higher costs in the first half of the year. An increase in expenses is forecast to accompany the commencement of terrestrial digital broadcasting services in the second half of the year, which is expected to result in a decrease in cash flows from operating activities. We also anticipate an increase in cash flows used in investing activities stemming from capital investment in the transmission facilities needed for full-fledged operations of digital terrestrial broadcasting services, which are slated to begin in December.

Trends in cash flow indices are shown below:

	Business year ended March 31, 2001	Business year ended March 31, 2002	Business year ended March 31, 2003
Equity ratio (%)	74.3	77.0	76.5
Equity ratio based on market value (%)	193.8	152.4	79.9
Number of years for amortization (years)	0.2	0.2	0.2
Interest coverage ratio	108.7	160.2	226.4

(Notes)
1. Equity ratio: Total shareholders' equity / total assets
2. Equity ratio based on market value: Total market value of stocks / total assets
3. Number of years for amortization: Interest-bearing debt / operating cash flows
4. Interest coverage ratio: Operating cash flows / interest payments

* All indices are calculated on a consolidated basis.
* The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.
* "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.
* "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated each flow statements.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheet

(million yen)

	Business year ended March 31, 2002 (as of March 31, 2002)	%	Business year ended March 31, 2003 (as of March 31, 2003)	%	Increase or decrease
ASSETS		%		%	
I. Current assets:					
1 Cash and time deposit	24,998		27,188		
2. Trade notes and accounts receivable	95,872		95,071		
3. Marketable securities	47,014		53,196		
4. Inventories	28,704		24,867		
5. Deferred tax assets	4,536		4,159		
6. Other current assets	13,538		13,966		
7. Less allowance for doubtful accounts	(347)		(471)		
Total of current assets:	214,317	44.1	217,978	45.3	3,660
II. Fixed assets:					
1. Tangible fixed assets:					
(1) Buildings and structures	104,847		100,512		
(2) Machinery, equipment and vehicles	8,129		9,678		
(3) Land	15,563		15,415		
(4) Construction in progress	846		1,396		
(5) Other tangible fixed assets	3,136		3,016		
Total tangible fixed assets	132,523	27.3	130,019	27.0	(2,504)
2. Intangible fixed assets:					
(1) Leased land rights	14,403		14,395		
(2) Software	4,314		6,592		
(3) Adjustment of consolidation	269		180		
(4) Other intangible fixed assets	665		678		
Total intangible fixed assets	19,653	4.1	21,846	4.6	2,193
3. Investments and other assets:					
(1) Investment securities	98,196		85,916		
(2) Long-term loans	95		68		
(3) Deferred tax assets	10,765		16,381		
(4) Other investments and other assets	11,239		9,813		
(5) Less allowance for doubtful accounts	(1,197)		(1,109)		
Total investments and other assets	119,100	24.5	111,069	23.1	(8,031)
Total of fixed assets:	271,277	55.9	262,935	54.7	(8,342)
TOTAL ASSETS	485,594	100.0	480,913	100.0	(4,681)

(million yen)

	Business year ended March 31, 2002 (as of March 31, 2002)		Business year ended March 31, 2003 (as of March 31, 2003)		Increase or decrease
LIABILITIES					
I. Current liabilities:					
1. Trade notes and accounts payable	44,245		43,402		
2. Short-term borrowings	2,654		2,349		
3. Accrued income taxes	8,179		4,744		
3. Allowance for sales returns	198		147		
4. Other current liabilities	27,794		31,087		
Total current liabilities	83,072	17.1	81,730	17.0	(1,341)
II. Long-term liabilities:					
1. Long-term borrowings	227		-		
2. Retirement allowance for employees	20,087		23,437		
3. Retirement allowance for officers	2,038		2,329		
4. Other long-term liabilities	1,541		575		
Total long-term liabilities	23,893	4.9	26,342	5.5	2,448
TOTAL LIABILITIES	106,966	22.0	108,072	22.5	1,106
MINORITY INTERESTS					
Minority interests	4,655	1.0	5,043	1.0	388
SHAREHOLDERS' EQUITY					
I. Common stock	59,764	12.3	-	-	
II. Capital reserve	87,228	18.0	-	-	
III. Reevaluation difference	2,075	0.4	-	-	
IV. Consolidated retained earnings	217,716	44.8	-	-	
V. Valuation gain on other securities	12,558	2.6	-	-	
VI. Foreign exchange adjustments	491	0.1	-	-	
	379,835	78.2	-	-	
VII. Treasury stocks	(5,862)	(1.2)	-	-	
TOTAL SHAREHOLDERS' EQUITY	373,973	77.0	-	-	(373,973)

(million yen)

	Business year ended March 31, 2002 (as of March 31, 2002)		Business year ended March 31, 2003 (as of March 31, 2003)		Increase or decrease
I. Common stock	-		59,764	12.4	
II. Capital surplus	-		87,228	18.1	
III. Retained earnings	-		230,167	47.9	
IV. Reevaluation difference of land	-		2,111	0.5	
V. Valuation gain on other securities	-		4,586	1.0	
VI. Foreign exchange adjustments	-		77	0.0	
VII. Treasury stocks	-		(16,139)	(3.4)	
TOTAL SHAREHOLDERS' EQUITY	-		367,796	76.5	367,796
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	485,594	100.0	480,913	100.0	(4,681)

(2) Consolidated Statement of Income

(million yen)

	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)			Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)			Increase or decrease	
			%			%		%
I. Net sales		436,902	100.0		429,004	100.0	(7,898)	(1.8)
II. Cost of sales		269,356	61.6		271,605	63.3	2,248	0.8
Gross profit		167,545	38.4		157,398	36.7	(10,146)	(6.1)
III. Selling, general and administrative expenses								
1. Selling expenses	89,107			87,950				
2. General and administrative expenses	32,502	121,610	27.9	32,179	120,130	28.0	(1,479)	(1.2)
Operating income		45,935	10.5		37,268	8.7	(8,666)	(18.9)
IV. Non-operating income:								
1. Interest	207			257				
2. Dividends	350			368				
3. Amortization of consolidated difference	26			-				
4. Rental fees	2,540			2,444				
5. Other non-operating income	242	3,367	0.8	651	3,722	0.9	355	10.5
V. Non-operating expenses:								
1. Interest	192			147				
2. Equity in earnings of affiliates	2,210			1,336				
3. Rental fees	1,311			1,263				
4. Other non-operating expenses	894	4,609	1.1	498	3,247	0.8	(1,361)	(29.5)
Recurring profit		44,694	10.2		37,744	8.8	(6,950)	(15.6)
VI. Extraordinary gain								
1. Gain on sale of fixed assets	35			125				
2. Gain on sale of investment securities	26			12				
3. Gain on leveraged lease	1,950			1,035				
4. Transfer back from allowance for doubtful accounts	124			-				
5. Other extraordinary gains	337	2,474	0.6	116	1,289	0.3	(1,184)	(47.9)
VII. Extraordinary losses:								
1. Loss on sale of fixed assets	473			20				
2. Loss on disposal of fixed assets	397			159				
3. Loss on sale of investment securities	0			9				
4. Devaluation of investment securities	8,887			4,798				
5. Devaluation of memberships	97			43				
6. Lump-sum amortization of shortfall due to new retirement benefit accounting standard	3,062			3,062				
7. Reserves for uncollectible membership deposits	224			168				
8. Other extraordinary losses	263	13,405	3.1	109	8,370	1.9	(5,034)	(37.6)
Income before income tax		33,763	7.7		30,663	7.2	(3,100)	(9.2)
Corporate income, inhabitant and enterprise taxes	20,543			15,022				
Adjustment to corporate income taxes, etc.	(4,390)	16,152	3.7	358	15,380	3.6	(771)	(4.8)
Minority interest		307	0.0		465	0.1	158	51.5
Net income for the year		17,303	4.0		14,816	3.5	(2,486)	(14.4)

(3) Consolidated statement of surplus

(million yen)

	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	
I. Consolidated retained earnings at the beginning of the year		202,520		-
II. Decrease in retained earnings				
1. Cash dividends	1,871		-	
2. Officers' bonuses	235		-	
(Corporate auditors' bonuses)	(19)	2,107	(-)	-
III. Net income for the year		17,303		-
IV. Consolidated retained earnings at the end of the year		217,716		-
(Capital surplus)				
I. Capital surplus at the beginning of the year				
Capital reserve at the beginning of the year	-	-	87,228	87,228
II. Capital surplus at the end of the year		-		87,228
(Retained earnings)				
I. Retained earnings at the beginning of the year				
Consolidated retained earnings at the beginning of the year	-	-	217,716	217,716
II. Increase in retained earnings				
Net income	-	-	14,816	14,816
III. Decrease in retained earnings				
1. Cash dividends	-		2,031	
2. Officers' bonuses	-		255	
(Corporate auditors' bonuses)	(-)		(18)	
3. Decrease in retained earnings with change of number of subsidiaries	-	-	78	2,365
IV. Retained earnings at the end of the year		-		230,167

(4) Consolidated Statements of Cash Flows

(million yen)

	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
I. Cash flows from operating activities			
1. Income before income taxes	33,763	30,663	
2. Depreciation	10,157	10,329	
3. Amortization of consolidated difference	(26)	84	
4. Increase (decrease) in allowance for doubtful accounts	(154)	35	
5. Interest and dividends receivable	(557)	(626)	
6. Interest expenses	192	147	
7. Loss (gain) on revaluation of foreign currency assets	78	114	
8. Equity in earnings of affiliated companies, net of dividends	2,210	1,336	
9. *Gain on sale and disposal of fixed assets*	834	53	
10. Devaluation of land	-	51	
11. Gain (loss) on sale of investment securities	(26)	(2)	
12. Devaluation of investment securities	8,887	4,798	
13. Decrease in notes and accounts receivable, trade	5,276	764	
14. Decrease in inventories	335	3,836	
15. Increase (decrease) in notes and accounts payable	(756)	(843)	
16.Others	(348)	1,046	
Subtotal	59,866	51,791	(8,074)
17. Proceeds from interest and dividends income	673	798	
18. Payment of interest	(192)	(147)	
19. Payment of income taxes	(28,308)	(18,447)	
20. Others	(1,161)	(536)	
Net cash provided by operating activities	30,876	33,458	2,581
II. Cash flows from investing activities			
1. Payment for purchase of marketable securities	(9,082)	(31,088)	
2. Proceeds from sale of marketable securities	68	16,395	
3. Payments on purchase of tangible fixed assets	(5,127)	(6,270)	
4. Proceeds from sale of tangible fixed assets	499	336	
5. Payment for purchase of investment securities	(12,359)	(8,348)	
6. Proceeds from sale of investment securities	1,087	577	
7. Payments for the loans	(20)	(34)	
8. Proceeds from the loans collected	23	44	
9. Others	(89)	(3,858)	
Net cash used in investing activities	(25,001)	(32,245)	(7,243)
III. Cash flows from financing activities			
1. Net decrease in short-term borrowings	(232)	(80)	
2. Repayment of long-term debt	(578)	(452)	
3. Payment for purchase of treasury stock	-	(8,950)	
4. Payment of dividends	(1,871)	(2,031)	
5. Payment of dividends to minority shareholders	(24)	(51)	
Net cash provided by financing activities	(2,707)	(11,566)	(8,859)

	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
IV. Effect of exchange rate changes on cash and cash equivalents	187	(130)	
V. Net increase (decrease) in cash and cash equivalents	3,356	(10,483)	
VI. Cash and cash equivalents at the beginning of the year	62,638	65,995	3,356
VII. Cash and cash equivalents of subsidiaries excluded from consolidation at the beginning of the year	-	(134)	
VII. Cash and cash equivalents at the end of the year	65,995	55,377	(10,618)

(SEGMENT INFORMATION)

(1) Segment Information by Business Category

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(million yen)

	Television broadcasting	Broadcasting -related business	Direct marketing	Other businesses	Total	Eliminations	Consolidated
Net sales and operating income:							
1. Net sales to third parties	334,427	20,911	59,810	21,752	436,902	---	436,902
2. Intra-group net sales and transfers	5,538	27,580	584	7,938	41,641	(41,641)	---
Total net sales	339,965	48,492	60,395	29,690	478,543	(41,641)	436,902
Operating expenses	297,951	45,851	59,464	29,334	432,601	(41,634)	390,966
Operating income	42,014	2,641	930	356	45,942	(6)	45,935
Assets, depreciation and capital expenditures: Total assets	431,403	24,990	15,375	21,135	492,904	(7,309)	485,594
Depreciation	8,791	487	374	646	10,299	(142)	10,157
Capital expenditures	5,759	343	93	200	6,397	(370)	6,026

Notes: 1. The segments adopted below are those used for internal control purposes.
2. Major operations products and services by segment:

Business Segment	Major operations, products and services
Television broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other businesses	Temporary agency services, movables leasing, software development, management of art galleries and distribution of information magazines

Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(million yen)

	Television broadcasting	Broadcasting -related business	Direct marketing	Other businesses	Total	Eliminations	Consolidated
Net sales and operating income:							
1. Net sales to third parties	328,683	18,968	61,084	20,267	429,004	---	429,004
2. Intra-group net sales and transfers	5,045	27,557	419	9,421	42,443	(42,443)	---
Total net sales	333,729	46,526	61,504	29,688	471,448	(42,443)	429,004
Operating expenses	300,055	44,925	59,688	29,215	433,885	(42,149)	391,735
Operating income	33,674	1,600	1,815	472	37,562	(294)	37,268
Assets, depreciation and capital expenditures: Total assets	427,087	24,758	16,957	20,230	489,034	(8,121)	480,913
Depreciation	9,261	461	208	529	10,460	(130)	10,329
Capital expenditures	9,752	538	638	214	11,143	(340)	10,803

Notes:
1. The segments adopted below are those used for internal control purposes.
2. Major operations, products and services by segment:

Business Segment	Major operations, products and services
Television broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other businesses	Temporary agency services, movables leasing, software development, management of art galleries and distribution of information magazines

(Translation omitted hereafter)

- END -

(Excerpt translation)

June 11, 2003

To the Shareholders:

NOTICE OF THE 62ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 62nd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing or by an electronical method even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company or exercise your voting rights via the Internet (https://daiko.mizuho-tb.co.jp). When you exercise your voting rights via the Internet, please be sure to read the "Information on the Exercise of Voting Rights via the Internet" attached herewith.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

1. Date and hour:

   June 27 (Friday), 2003, 10:00 a.m.

2. Place:

   Hotel Nikko Tokyo, 1st Floor, Pegasus
   9-1, Daiba 1-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 62nd business year (from April 1, 2002 to March 31, 2003).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 62nd business year
Proposition No. 2:	Amendment to the Articles of Incorporation The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.
Proposition No. 3:	Acquisition by the Company of its own shares The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.
Proposition No. 4:	Election of 22 Directors
Proposition No. 5:	Election of two Statutory Auditors
Proposition No. 6:	Granting of retirement gratuities to the retiring Directors and the retiring Statutory Auditors

- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

I. Outline of business activities:

1. Development and results of business activities:

During the business year under review, the Japanese economy was characterized by signs that exports and production had bottomed out early in 2002 and that, hitting a low in May 2002, they were on their way to recovery in July 2002. However, events, such as the uncertainty surrounding the U.S. economy, considerable downturn in the stock market, war in Iraq and spread of severe acute respiratory syndrome (SARS), combined to result in unfavorable circumstances, and a monthly government report in April 2003 indicated that the economic conditions remained unstable.

The market for advertising continued to present a challenge, and although sales of television spots picked up slightly in autumn 2002, total spending on advertising in Japan fell for the second consecutive year in 2002.

Under these economic circumstances, the Company was plunged into an adverse business situation. The Company extended event planning and rights businesses and remained the top revenue gainer among private broadcasters in Japan for 20 consecutive years. However, net sales did not reach the result of the previous business year.

The Company registered net sales of ¥333,729 million (a 1.8% decrease from the previous business year). Broadcasting revenues amounted to ¥302,343 million (a 2.7% decrease).

In network time sales, the Company succeeded in keeping a decrease in sponsors for its regular programs to a minimum to secure sales approximately equivalent to those for the previous business year. However, one-shot programs, specifically professional baseball night games came under severe pressure though sales of "*World Cup Soccer*" and "*Kita no Kuni kara 2002 Yuigon* (From the Northern Country 2002 Will)" were favorable. As a result, network time sales amounted to ¥131,204 million (a 1.0% decrease from the previous business year).

In local time sales, one-shot programs, such as special programs for the year-end and New Year holidays and a mid-night program "*Football EX*," made a good showing but regular programs came under severe pressure. As a result, local time sales amounted to ¥22,547 million (a 7.4% decrease from the previous business year).

In spot sales, the market contracted after the terrorist attacks in the United States in September 2001and the outbreak of bovine spongiform encephalopathy (BSE) in Japan thereafter. By industry, sales to beverage, food, finance, distribution, retail and communication industries plunged, while sales to consumer electronics, office, precision and optical equipment and transport equipment industries increased favorably. Specifically, in the second half of the business year under review, sales increased as a reaction to a sales decrease during the previous business year but did not result in setting off a sales decrease during the first half of the business year under review. As a result, spot sales for the whole business year amounted to ¥121,204 million (a 3.5% decrease from the previous business year).

Other revenues from the broadcasting business, including program sales, amounted to ¥27,385 million (a 3.3% decrease from the previous business year) as revenues from CS (communication satellite) broadcasting subscription fees increased while the provision of programs to, and the acceptance of production of programs from, CS broadcasting and BS (broadcasting satellite) broadcasting decreased.

As to revenues from other businesses, major events, such as "*Teatro Comunale di Bologna Tournee in Giappone 2002*" and "*Quidam Performance in Tokyo*", proved successful. Additionally, the expansion of rights business, including sales of DVD videos of "*Dragon Ball Z*," greatly contributed to a sales increase. Thus, revenues from other businesses for the whole business year amounted to ¥31,386 million (a 7.6% increase from the previous business year).

As to operating expenses, the Company, based on a priority principle to manage its budget more efficiently through well-modulated cost-cutting, placed top priority on securing its production system to produce "strong content" to be a winner in the digital multi-media era. However, operating income and recurring profit amounted to ¥33,674 million (a 19.9% decrease from the previous business year) and ¥35,938 million (a 17.6% decrease), respectively. Additionally, as the Company accounted for evaluation losses of stocks as special losses and was adversely affected by a decrease in effective tax rates as a result of the introduction of assessment by estimation on the basis of the size of business, net income amounted to ¥13,095 million (a 29.5% decrease from the previous business year).

As to its corporate organization, in July 2002, the Company established an "Archive Center" with the aim of building up its system for efficient content delivery and distribution in a digital era. The Company will strengthen its efforts to assemble metadata (data on content) on a company-wide basis and digitally archive video content to promote more smooth program production and enhance property values of content.

The Company regards the paying out of profits to its shareholders as one of the management's primary objectives. In this context, the Company purchased 25,000 shares of its own for the prices of ¥10,275 million in accordance with the resolution adopted at the 61st Ordinary General Meeting of Shareholders.

With regard to year-end dividends, management proposes to pay an ordinary dividend of ¥600 per share and a special dividend of ¥550 per share to show its appreciation for the continuous support of the shareholders in spite of decreased revenues and profit, which will total ¥1,750 per share annually together with the interim dividend paid.

2. Broadcasting activities:

The Company has endeavored to produce programs with agility and send out accurate information to meet needs of the rapidly changing era and varied interests of viewers and thus gained high popularity among younger generations, specifically.

In its drama programming, its dramas, including "*Sora kara Furu Ichioku no Hoshi* (The Smile has left Your Eyes)," "*Ranchi no Jo-oh* (The Queen of Lunchtime Cuisine), "*Nasu no O-shigoto 4* (Leave it to the Nurses 4)," "*Shomuni Final*" and "*Bijo ka Yaju* (The Beauty or the Beast)," gained high viewer ratings. The final chapter "*2002 Yuigon* (Will)" of "*Kita No Kuni Kara* (From the Northern Country)", a series that had been running for 21 years, was broadcasted over two nights and boasted viewer ratings of 38.4% and 33.6%, respectively, all-time highs for one-shot dramas.

In its variety programming, "*SMAP X SMAP*," "*Quiz $ Millionaire*," "*Kiseki Taiken! Unbelievable* (Miracle Escape - S.O.S.)" and " *The Judge! ~ Tokusuru Horitsu File*" continued to earn unshakable popularity. Additionally, "*Sui 10!* (Wed 10)" has grown as a hit program and started a boom among younger generations, specifically.

Furthermore, from its open-to-public studio "Dream Maker" newly created at O-Daiba Mediage, the Company broadcasted on live "*F2*" and "*Nama Arashi* (Arashi LIVE)", whereby conveying the air of excitement of the base for the transmission of information "O-Daiba" to its viewers.

In its information providing programming, during early morning hours, "*Toku-Dane*!", which presented information mixing hard and soft news, earned high-rating support, together with "*Mezamashi Shimbun*" and "*Mezamashi TV*." "*Toku-Dane*! *Hatsu GO-Gai (Tokudane Evening Edition)*", aired during the "golden time" of 7 p.m. on Tuesdays, has established itself as a new category program, commenting on hot topics to its viewers understandably.

In its news programming, "*Hodo 2001*" had an exclusive interview with Prime Minister Koizumi immediately after his visit to North Korea and also succeeded in obtaining a scoop interview with a senior official of the North Korean government, which generated publicity. As to the war in Iraq, the Company immediately aired the first air strike to Bagdad and also collected and reported news materials in multifaceted and objective manners for its news and special programs. Also of note is that the Company was honored with the two most prestigious awards in journalism. The "Hepatitis C Epidemic: A 15-Year Government Cover-up" broadcasted on its "News Japan" won the Company an award from the Japan Newspaper Publishers & Editors Association in Japan and a George Foster Peabody Award in the United States.

In its sports programming, with regard to "2002 FIFA World Cup Korea/Japan," the Company earned the viewer rating of 66.1%, highest in the history of the private broadcasters, for the Japan vs. Russia game. The airing of a professional baseball game "Hanshin vs. Giants," which covered the Giants winning the tournament of the Central League, and "*Berlin Marathon*," in which Naoko Takahashi won her sixth marathon race in a row, excited the nation and earned high viewer ratings.

3. Other activities:

In its filmmaking business, "*Nasu no O-shigoto; the Movie*" and "*The Lord of the Rings*" were smash hits.. Also, sales of DVD and VCR videos, including "*Reisei to Jonetsu no Aida* (Calmi Cuori Appassionati)" increased favorably.

In its event promotion business, the Company presented its events in the vicinity of its head office building; "Kick! O-Daiba 2002" and "O-Daiba Dotto Komu! (o-daiba.com)," as well as "Kiss Me O-Daiba" with lighting-up and illuminations. The O-Daiba area bustled with many visitors. The Company also presented various events, including "*Teatro Comunale di Bologna Tournee in Giappone 2002*," "FOSSE" and "TOKIO Live Tour." Additionally, as a long-running large-scale event to commemorate its 45th anniversary of establishment, the Company sponsored the exhibitions of a super-circus "Quidam" by Cirque du Soleil, which started on February 7, 2003 and impressed the audiences every time.

In its rights business, including video business and MD business, sales of DVD and VCR videos of the works, such as "*Dragon Ball Z*" and "*Kita no Kuni kara*," increased explosively. Character goods originating from the programs also enjoyed solid sales. The cell phone content business doubled to contribute greatly to a sales increase.

4. Capital investment and fund-raising:

Capital investment during the business year under review totaled ¥5,983 million, which was spent principally on transmission facilities for digitalization of terrestrial broadcasting. The requisite capital was all covered by the Company's own fund.

5. Future challenges:

The Company and its group companies, with "Digital Content Factory" as a key word, has focused on strengthening capabilities to create content in the digital era. Content is the life of the media and no media will develop without fuller content.

The broadcasting industry has heralded an era of multi-channels and multimedia and the provision of services by use of telecommunications infrastructures and experienced drastic reforms while it is faced with new competition from different competitors on different levels. Additionally, various kinds of regulation have continued to be relaxed or abolished. Under these circumstances, terrestrial digital broadcasting is ready to start in December 2003. The Company places it at the top of the agenda to further strengthen and improve terrestrial broadcasting as its core media and also intends to improve its capabilities to produce high-definition programs and content for use in data broadcasting and broadcasting via cell phones. Furthermore, to prepare for terrestrial digital broadcasting, the Company will change analog frequencies at some of its network companies and focus on activities to publicize the same.

While the Japanese economy continues to remain in a slump, the advertising market is expected to face bleak growth prospects for the time being. In this situation, the Company will strengthen its programming and marketing and implement adequate cost reductions to secure profits to be appropriated for distribution thereof to its shareholders and capital investments in the future. Simultaneously, by developing new media, including BS broadcasting and CS broadcasting, the Company will diversify the sources of revenues and materialize sustainable growth and stronger competitiveness.

The Company, while being more aware of the social commitments of key media and mass communications to maintain its functions as a lifeline, such as broadcasting on the occurrence of disasters, and deliver content of information with responsibility than ever before, sincerely paying attention to viewers' opinions and taking into adequate consideration its influences on adolescents, will continue its efforts to produce programs and collect news materials based on the ethics and responsibilities of broadcasting.

6. Changes in results of business activities and assets:

Item	59th business year April 1, 1999 - Mar. 31, 2000	60th business year April 1, 2000 - Mar. 31, 2001	61st business year April 1, 2001 - Mar. 31, 2002	62nd business year (current year) April 1, 2002 - Mar. 31, 2003
Operating revenues (million yen)	313,505	339,644	399,965	333,729
Operating income (million yen)	33,413	51,218	42,014	33,674
Recurring profit (million yen)	34,486	52,853	43,626	35,938
Net income (million yen)	22,099	19,645	18,575	13,095
Net income per share (yen)	20,571.05	18,286.34	17,368.80	12,103.22
Total assets (million yen)	397,354	434,067	430,171	426,627
Net assets (million yen)	313,492	345,990	353,299	346,375
Net assets per share (yen)	291,809.72	322,059.87	330,350.54	331,480.06

Note 1. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 61st business year. Net assets per share and net income per share are calculated based on the total number of issued shares with the deduction of shares of treasury stock.

Note 2. Effective in the 62nd business year, net assets per share and net income per share are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). Net income per share and net assets per share calculated in accordance with the previous method are ¥12,248.00 and ¥331,628.27, respectively.

II. Outline of the Company (as of March 31, 2003)

1. Major businesses:

Television and other general broadcasting business pursuant to the Broadcasting Law of Japan;

Production and sale of broadcasting programs, recorded and videotaped materials and movies;

Issue and sale of publications; and

Music, art and other cultural enterprises and sporting event promotion.

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 3,000,000 shares

(2) Total number of issued shares: 1,074,304.20 shares

(3) Number of shareholders: 43,045 persons

(4) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares	Ratio of voting rights (%)	Shares	Ratio of voting rights (%)
Nippon Broadcasting System, Inc.	346,852.00	33.24	-	-
Toho Co., Ltd.	73,362.50	7.03	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	57,712.00	5.53	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,053.00	4.13		
Nippon Cultural Broadcasting, Inc.	38,960.40	3.73	-	-
The Chase Manhattan Bank NA London SL Omnibus Account (Standing proxy; Mizuho Corporate Bank, Limited, Kabutocho Custody & Proxy Dept.)	24,958.00	2.39	-	-
State Street Bank and Trust Company (Standing proxy; Mizuho Corporate Bank, Limited, Kabutocho Custody & Proxy Dept.)	24,876.00	2.38	-	-
Boston Safe Deposit BSDT Treaty Clients Omnibus (Standing proxy; The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch Custody Business Div.)	16,360.00	1.57	-	-
Mizuho Corporate Bank, Limited	13,648.00	1.31	-	-
UFJ Trust Bank Limited (Trust Account A)	11,968.00	1.15	-	-

(Note) In addition to the above, the Company holds 29,835.50 shares of treasury stock.

3. State of employees:

Classification	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	1,048	+ 7	40.5	16.2
Female	320	+ 11	37.3	14.5
Total or Average	1,368	+ 18	39.8	15.8

4. State of business affiliations:

(1) State of major subsidiaries:

Name	Capital stock	Shareholding ratio (%)	Principal business
Fujisankei Living Services, Inc.	¥2,000 million	62.0	Mail order business
Fuji Creative Corporation	¥480 million	100.0	Planning, production and sale of broadcasting programs
Fujimic Inc.	¥300 million	100.0	Information service business
Kyodo Television, Limited	¥150 million	54.4	Planning, production, technology and intermission of broadcasting programs
Fuji Art, Inc.	¥30 million	100.0	Planning and management of art and decoration for broadcasting and events

(2) Development and results of business combinations during the business year under review:

The Company has 20 consolidated subsidiaries, including the above five major subsidiaries and 14 companies subject to the equity method during the business year under review. The following is a summary of consolidated financial statements:

	61st business year April 1, 2001 - Mar. 31, 2002	62nd business year (current year) April 1, 2002 - Mar. 31, 2003	Increase or decrease
Consolidated net sales	¥436,902 million	¥429,004 million	98.2%
Consolidated net income	¥17,303 million	¥14,816 million	85.6%
Net income per share on a consolidated basis	¥16,179.45	¥13,617.49	(-) ¥2,561.96

(Note) Effective in the 62nd (current) business year, net income per share is calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of

Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). Net income per share calculated in accordance with the previous method is ¥13,857.74.

5. Principal lenders:

Nothing of significance to be reported.

6. Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition of shares during the business year under review:

Acquisition of shares in accordance with the resolution of the Ordinary General Meeting of Shareholders held on June 27, 2002

Shares of common stock	25,000 shares
Total acquisition prices	¥10,275 million

2) Disposition or forfeiture of shares of treasury stock during the business year under review:

None.

3) Shares of treasury stock held as of March 31, 2003

Shares of common stock	29,835.50 shares

7. Principal offices: (Translation omitted)

8. Directors and Statutory Auditors:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Hiroshi Oto
Executive Managing Director:	Yuji Akuzawa
Executive Managing Director:	Masao Sakai
Executive Managing Director:	Chihiro Amano

Executive Managing Director:	Tsuguya Takeuchi
Executive Managing Director:	Keiji Namihisa
Executive Managing Director:	Masaki Miyauchi
Director:	Shuji Kanoh
Director:	Koh Toyoda
Director and Executive Managing Advisor:	Kiyoshi Onoe
Director and Executive Managing Advisor:	Shigeaki Hazama
Director:	Michiyasu Kawauchi
Director:	Akinobu Kamebuchi
Director:	Bunzo Shirakawa
Director:	Hajime Shigemura
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Nobushige Wakamatsu
Director:	Nobuo Makihata
Director:	Takafumi Beppu
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Nobuchika Kinoshita
Full-time Statutory Auditor:	Shozo Kokaji
Statutory Auditor:	Rokuro Ishikawa

9. **Important fact concerning the state of the Company which occurred after the date of the settlement of accounts:**

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2003)

ASSETS	(million yen)
Current assets:	176,096
Cash on hand and in banks receivable	6,396
Trade notes receivable	46,185
Trade accounts receivable	37,095
Marketable securities	50,706
Programs and other products	21,195
Supplies	52
Advance	4,685
Prepaid expenses	894
Deferred tax assets	2,930
Other current assets	6,296
Allowance for doubtful accounts	(343)
Fixed assets:	250,530
Tangible fixed assets:	126,635
Buildings	98,114
Structures	736
Machinery and equipment	8,169
Aircraft	53
Motor vehicles	88
Tools, furniture and fixtures	2,841
Land	15,326
Construction in progress	1,306
Intangible fixed assets:	21,227
Leasehold rights	14,393
Software	6,389
Other intangible fixed assets	444
Investments and other assets:	102,667
Investment securities	72,249
Investment in subsidiaries' stock	10,536
Long-term prepaid expenses	166
Deferred tax assets	15,177
Payment in leveraged lease	141
Other investments and other assets	5,308
Allowance for doubtful accounts	(912)
TOTAL ASSETS	426,627

LIABILITIES

Current liabilities:	59,829
Trade notes payable	8,568
Trade accounts payable	22,165
Other accounts payable	8,961
Accrued expenses	5,724
Accrued corporate income taxes, etc.	3,193
Accrued consumption taxes, etc.	666
Advance received	2,703
Deposit received	3,377
Reserve for returned goods	39
Employees' deposit	3,470
Other current liabilities	957
Long-term liabilities:	20,422
Reserve for employee retirement benefits	18,308
Reserve for officers' retirement gratuities	1,400
Burden charge on leveraged lease	96
Other long-term liabilities	616
TOTAL LIABILITIES	80,251

SHAREHOLDERS' EQUITY

Capital:	59,764
Common stock	59,764
Legal reserves:	87,228
Additional paid-in capital	87,228
Retained earnings:	211,839
Earned surplus reserve	4,385
Voluntary reserve	192,800
Reserve for digital broadcasting	10,000
General reserve	182,800
Unappropriated retained earnings for the year	14,654
(Net income for the year	13,095)
Revaluation difference of stocks:	3,679
Treasury stock:	(16,137)
TOTAL SHAREHOLDERS' EQUITY	346,375
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	426,627

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		333,729
Operating expenses		
Cost of sales	210,380	
Selling, general and administrative expenses	89,674	300,055
Operating income		**33,674**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	991	
Other income	2,760	3,752
Non-operating expenses		
Interest and discounts expenses	126	
Other expenses	1,361	1,487
Recurring profit		**35,938**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	89	
Gain on leveraged lease	1,035	
Dividends of liquidated investment securities	3	
Gain on transfer from allowance for doubtful accounts of membership deposits	2	1,130
Special losses:		
Loss on sale of fixed assets	10	
Loss on disposition of fixed assets	86	
Valuation loss of memberships, etc.	23	
Loss on sale of investment securities	9	
Valuation loss of investment in subsidiaries' stock	980	
Valuation loss of investment securities	8,141	
Appropriation of the difference upon restatement of the accounts for employee retirement benefits	2,841	
Transfer to allowance for doubtful accounts of membership deposits	162	12,255
Income before tax for the year		24,813
Corporate income, inhabitant and enterprise taxes	12,555	
Adjustment to corporate income taxes, etc.	(836)	11,718
Net income for the year		**13,095**
Unappropriated retained earnings brought forward from the previous year		2,200
Interim dividends		641
Unappropriated retained earnings for the year		**14,654**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

		(yen)
Unappropriated retained earnings for the year:		14,654,069,438
To be appropriated as follows:		
Cash dividend		1,201,139,005
Ordinary dividend:	¥600 per share	
Special dividend:	¥550 per share	
Officers' bonuses		154,800,000
(Statutory Auditors' bonuses)		(15,900,000)
General reserve		11,000,000,000
Retained earnings carried forward		2,298,130,433

Note: As of December 10, 2002, ¥641,681,220 was paid as interim dividends (¥600 per share).

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 12, 2003

To the Board of Directors
Fuji Television Network, Incorporated

Shin Nihon & Co.

By Tomohiro Niizato (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Tsunetoshi Harada (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 62nd business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2002 to March 31, 2003. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   1,043,406 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 62nd business year

The proposed appropriation of retained earnings is as set forth on page 16 hereof.

With regard to year-end dividends for the business year under review, management proposes to pay an ordinary dividend of ¥600 and a special dividend of ¥550, totaling ¥1,150 per share (or an annual dividend of ¥1,750 per share, including an interim dividend of ¥600 per share), in consideration of the need for internal reserves for the expansion of business in the future and in appreciation of the continued support of the shareholders.

Proposition No. 2: Amendment to the Articles of Incorporation

It is hereby proposed that amendment be made to the existing Articles of Incorporation as described below:

1. Reasons for the amendment:

   (1) To prepare for the diversification of operations of the Company and new business ventures in the future, it is hereby proposed that objectives be added to Article 2 (Objectives) of the Articles of Incorporation.

   (2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, it is hereby proposed that required amendment be made to Article 9 (Transfer Agent) of the existing Articles of Incorporation to adopt a "system to invalidate share certificates" which became effective as of the same date.

   (3) To rearrange the powers of Representative Directors and Directors with specific titles, it is hereby proposed that required amendment be made to Article 19 (Representative Directors and Directors with specific titles) of the existing Articles of Incorporation.

   (4) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149) of Japan as of May 1, 2002, the term of office of statutory auditors has been extended to four years. Accordingly, it is hereby proposed that required amendment be made to Article 29 (Term of office) of the existing Articles of Incorporation.

(5) To the term of office of the two Statutory Auditors not subjected to reelection at this Ordinary General Meeting of Shareholders, the Commercial Code prior to the amendment (which provides for three years for the term of office of statutory auditors) is applicable until they are reelected or replaced at the Ordinary General Meeting of Shareholders to be held in 2004. Hence, it is hereby proposed that a "Supplementary Provision" be established as a transitional measure.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
1. Television and other general broadcasting business pursuant to the Broadcasting Law of Japan;	1. Television broadcasting business pursuant to the Broadcasting Law of Japan;
	2. Broadcasting business in general;
2. Business relating to the production, sale, distribution, export and import of broadcasting programs, recorded and videotaped materials and movies;	3. Business relating to the production, sale, distribution, export and import of broadcasting programs, recorded and videotaped materials and movies;
3. Issue and sale of publications;	4. Issue and sale of publications;
4. Development, guidance and sale of broadcasting-related technologies;	5. Development, guidance and sale of broadcasting-related technologies;
5. Development, guidance and sale of electronic machinery and equipment, information machinery and equipment and technologies for utilizing such machinery and equipment;	6. Development, guidance and sale of electronic machinery and equipment, information machinery and equipment and technologies for utilizing such machinery and equipment;

6. Plan, production, exhibition and sale of movies, music, art and other cultural enterprises, and sporting events; 7. Acquisition and licensing of copyrights, neighboring rights and industrial property rights; 8. Sale of sound and video tapes, video disks, records, daily necessaries, sporting goods, clothes, furniture, foods and drinks reproducing and utilizing works and marks; 9. Collection, processing and sale of information on politics, economics, culture, living, etc.; 10. Lease of real estate, facilities, machinery and equipment and the use thereof; 11. Telecommunications business pursuant to the Telecommunications Business Law of Japan; and 12. Any other business incidental to any of the businesses mentioned in any of the foregoing subparagraphs.	7. Plan, production, exhibition and sale of movies, music, art and other cultural enterprises, and sporting events; 8. Acquisition and licensing of copyrights, neighboring rights and industrial property rights; 9. Sale of sound and video tapes, video disks, records, daily necessaries, sporting goods, clothes, furniture, foods and drinks reproducing and utilizing works and marks; 10. Collection, processing and sale of information on politics, economics, culture, living, etc.; 11. Lease of real estate, facilities, machinery and equipment and the use thereof; 12. Telecommunications business pursuant to the Telecommunications Business Law of Japan; and 13. Any other business incidental to any of the businesses mentioned in any of the foregoing subparagraphs.
(Transfer agent) Article 9. The Company shall have a transfer agent with regard to its shares and fractional shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors. 3. The register of shareholders, the register of beneficial shareholders and the register of fractional shares of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares and other business relating to shares shall be handled	(Transfer agent) Article 9. The Company shall have a transfer agent with regard to its shares and fractional shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors. 3. The register of shareholders, the register of beneficial shareholders, the register of fractional shares and the register of loss of share certificates of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares and other business relating

by the transfer agent and not by the Company.	to shares shall be handled by the transfer agent and not by the Company.
(Representative Directors and Directors with specific titles) Article 19. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors. 2. By resolution of the Board of Directors, the Company shall appoint one (1) Chairman of the Board and one (1) President and may appoint one (1) or more Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.	(Representative Directors and Directors with specific titles) Article 19. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors. 2. By resolution of the Board of Directors, the Company shall appoint one (1) Chairman of the Board and one (1) President and may appoint one (1) or more <u>Vice Chairmen of the Board</u>, Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.
(Term of office) Article 29. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within <u>three (3)</u> years after their assumption of office. 2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would have expired.	(Term of office) Article 29. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within <u>four (4)</u> years after their assumption of office. 2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would have expired.
(To be newly established)	<u>Supplementary Provision</u> <u>Notwithstanding the provision of Article 29, paragraph 1 of these Articles of Incorporation, the term of office of the Statutory Auditors remaining in office prior to the close of the Ordinary General Meeting of Shareholders relating to the first closing of accounts to occur after May 1, 2002 shall be three (3) years as previously provided for.</u> <u>This Supplementary Provision shall be</u>

	deleted upon the close of the Ordinary General Meeting of Shareholders to be held in 2004.

Proposition No. 3: Acquisition by the Company of its own shares

To allow management to implement capital policies with agility in response to changing business conditions, it is hereby proposed that the Company be authorized to acquire its shares of common stock, not exceeding 100,000 shares, for the aggregate acquisition prices not exceeding ¥50,000 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Election of 22 Directors

The term of office of all of the (24) Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 22 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 5: Election of two Statutory Auditors

The term of office of Statutory Auditors Nobuchika Kinoshita and Shozo Kokaji will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as set forth below: (Translation omitted)

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and the retiring Statutory Auditors

It is hereby proposed that retirement gratuities be granted to Directors Keiji Namihisa, Bunzo Shirakawa, Hajime Shigemura and Norio Makihata, four in all, and Statutory Auditors Nobuchika Kinoshita and Shozo Kokaji, two in all, who will retire at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retiring Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

- END -

(Translation)

June 27, 2003

NOTICE OF RESOLUTIONS OF THE 62ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 62nd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters to be reported:

Report on the business report, balance sheet and statement of income for the 62nd business year (from April 1, 2002 to March 31, 2003).

The particulars of the above financial statements were reported to the meeting.

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 62nd business year

The proposition was approved and adopted as proposed.

The year-end dividends at the end of the business year was determined to be an ordinary dividend of ¥600 and a special dividend of ¥550, totaling ¥1,150 per share (or an annual dividend of ¥1,750 per share, including an interim dividend of ¥600).

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed that the Company be authorized to acquire its shares of common stock, not exceeding 100,000 shares, for the aggregate acquisition prices not exceeding ¥50,000 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Election of 22 Directors

The proposition was approved and adopted as proposed. Messrs. Hisashi Hieda, Koichi Murakami, Ryosuke Yokoi, Yuji Itoyama, Hiroshi Oto, Yuji Akuzawa, Masao Sakai, Chihiro Amano, Tsuguya Takeuchi, Masaki Miyauchi, Shuji Kanoh, Koh Toyoda, Kiyoshi Onoe, Shigeaki Hazama, Michiyasu Kawauchi, Akinobu Kamebuchi, Isao Matsuoka, Shigeki Sato, Nobushige Wakamatsu and Takafumi Beppu, 20 in all, were reelected as Directors and Messrs. Yoshiaki Yamada and Yoshio Dema, two in all, were newly elected as Directors and each of them assumed office.

Proposition No. 5: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Hachiro Ito and Yuzaburo Motegi, two in all, were elected as Statutory Auditors and assumed office.

Proposition No. 6: Granting of retirement gratuities to the retiring Directors and the retiring Statutory Auditors

The proposition was approved and adopted as proposed that retirement gratuities be granted to the retiring Directors Keiji Namihisa, Bunzo Shirakawa, Hajime Shigemura and Nobuo Makihata, four in all, and the retiring Statutory Auditors Nobuchika Kinoshita and Shozo Kokaji, two in all, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retiring Directors and to consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

- END -

- - - - -

Election of Representative Directors and Directors with specific titles

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed their respective offices:

Chairman and Representative Director:	Hisashi Hieda
Vice Chairman and Representative Director:	Kiyoshi Onoe
President and Representative Director:	Koichi Murakami
Senior Managing Director:	Ryosuke Yokoi
Senior Managing Director:	Yuji Itoyama
Managing Director:	Hiroshi Oto
Managing Director:	Yuji Akuzawa
Managing Director:	Masao Sakai
Managing Director:	Chihiro Amano
Managing Director:	Tsuguya Takeuchi
Managing Director:	Masaki Miyauchi

- E N D -

Payment of dividends for the 62nd business year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 62nd business year be received during the payment handling period (from June 30, 2003 to July 31, 2003) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.